

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Li Xiaofeng
T-Bay Holdings, Inc.
Room 917, YongSheng Building
ZhongShan Xi Road
Xuhui District, Shanghai, China

> **Re: T-Bay Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 033-377099-S**

Dear Mr. Li:

We issued comments to you on the above captioned filing on November 17, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 14, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 14, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971, or me, at (202) 551-3810, with any questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director